SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                           Goldtech Mining Corporation
                                (Name of Issuer)


                          COMMON STOCK $.001 PAR VALUE
                         (Title of Class of Securities)


                                   38154N 10 3
                                 (CUSIP Number)


                              Thomas E. Puzzo, Esq.
                            The Otto Law Group, PLLC
                          900 Fourth Avenue, Suite 3100
                            Seattle, Washington 98164
                                 (206) 262-9545
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 16, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP No. 38154N 10 3
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 38154N 10 3

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Joe Cunningham (S.S. or I.R.S. Identification Nos. of person not required).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3) SEC Use Only

4) Source of Funds (See Instructions): OO.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e):   [  ]

6) Citizenship or Place of Organization: Canada

Number of        (7) Sole Voting Power: 300,000
Shares
Beneficially
Owned by Each
Reporting
Person With
                 (8) Shared Voting Power: 4,832,740 (9) Sole Dispositive Power:
                 300,000

                 (10) Shared Dispositive Power: 4,832,740

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 300,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):   [  ]

13) Percent of Class Represented by Amount in Row (11): 2.2%

14) Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 38154N 10 3

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Upinder & Praveen Dhinsa (S.S. or I.R.S. Identification Nos. of person not required).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3) SEC Use Only

4) Source of Funds (See Instructions): OO.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
 or 2(e):   [  ]

6) Citizenship or Place of Organization: United States of America

Number of        (7) Sole Voting Power:  25,000
Shares
Beneficially
Owned by Each
Reporting
Person With
                 (8) Shared Voting Power: 4,832,740 (9) Sole Dispositive Power:
                 25,000

                 (10) Shared Dispositive Power: 4,832,740

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 25,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):   [  ]

13) Percent of Class Represented by Amount in Row (11): .2%

14) Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 38154N 10 3

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Tolan Furusho (S.S. or I.R.S. Identification Nos. of person not required).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3) SEC Use Only

4) Source of Funds (See Instructions): OO.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
 2(d) or 2(e):   [  ]

6) Citizenship or Place of Organization: United States of America

Number of        (7) Sole Voting Power: 150,000
Shares
Beneficially
Owned by Each
Reporting
Person With
                 (8) Shared Voting Power: 4,832,740 (9) Sole Dispositive Power:
                 150,000

                 (10) Shared Dispositive Power: 4,874,590

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 150,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
 (See Instructions):   [  ]

13) Percent of Class Represented by Amount in Row (11): 1.1%

14) Type of Reporting Person (See Instructions): AF
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 38154N 10 3

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Richard Granieri (S.S. or I.R.S. Identification Nos. of person not required).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3) SEC Use Only

4) Source of Funds (See Instructions): OO.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):   [  ]

6) Citizenship or Place of Organization: United States of America

Number of        (7) Sole Voting Power: 175,000
Shares
Beneficially
Owned by Each
Reporting
Person With
                 (8) Shared Voting Power: 4,832,740 (9) Sole Dispositive Power:
                 175,000

                 (10) Shared Dispositive Power: 4,832,740

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 175,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):   [  ]

13) Percent of Class Represented by Amount in Row (11): 1.3%

14) Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 38154N 10 3

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): George Manos (S.S. or I.R.S. Identification Nos. of person not required).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3) SEC Use Only

4) Source of Funds (See Instructions): OO.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
 2(d) or 2(e):   [  ]

6) Citizenship or Place of Organization: United States of America

Number of        (7) Sole Voting Power: 100,000
Shares
Beneficially
Owned by Each
Reporting
Person With
                 (8) Shared Voting Power: 4,832,740 (9) Sole Dispositive Power:
                 100,000

                 (10) Shared Dispositive Power: 4,832,740

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):   [  ]

13) Percent of Class Represented by Amount in Row (11): .72%

14) Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 38154N 10 3

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Henry Martens (S.S. or I.R.S. Identification Nos. of person not required).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3) SEC Use Only

4) Source of Funds (See Instructions): OO.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):   [  ]

6) Citizenship or Place of Organization: Canada

Number of        (7) Sole Voting Power: 125,000
Shares
Beneficially
Owned by Each
Reporting
Person With
                 (8) Shared Voting Power: 4,832,740 (9) Sole Dispositive Power:
                 125,000

                 (10) Shared Dispositive Power: 4,832,740

11) Aggregate Amount Beneficially Owned by Each Reporting Person: see Appendix I

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions):   [  ]

13) Percent of Class Represented by Amount in Row (11): .9%

14) Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 38154N 10 3

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Peter Matsousek (S.S. or I.R.S. Identification Nos. of person not required).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3) SEC Use Only

4) Source of Funds (See Instructions): OO.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
 or 2(e):   [  ]

6) Citizenship or Place of Organization:

Number of        (7) Sole Voting Power: 30,000
Shares
Beneficially
Owned by Each
Reporting
Person With
                 (8) Shared Voting Power: 4,832,740 (9) Sole Dispositive Power:
                 30,000

                 (10) Shared Dispositive Power: 4,832,740

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 30,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions):   [  ]

13) Percent of Class Represented by Amount in Row (11): .22%

14) Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 38154N 10 3

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): C3 Consultants (S.S. or I.R.S. Identification Nos. of person not required).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3) SEC Use Only

4) Source of Funds (See Instructions): OO.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
 or 2(e):   [  ]

6) Citizenship or Place of Organization: United States of America

Number of        (7) Sole Voting Power: 50,090
Shares
Beneficially
Owned by Each
Reporting
Person With
                 (8) Shared Voting Power: 4,832,740 (9) Sole Dispositive Power:
                 50,090

                 (10) Shared Dispositive Power: 4,832,740

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 50,090

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions):   [  ]

13) Percent of Class Represented by Amount in Row (11): .4%

14) Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 38154N 10 3

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Morgan Stewart (S.S. or I.R.S. Identification Nos. of person not required).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3) SEC Use Only

4) Source of Funds (See Instructions): OO.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):   [  ]

6) Citizenship or Place of Organization: Canada

Number of        (7) Sole Voting Power: 766,000
Shares
Beneficially
Owned by Each
Reporting
Person With
                 (8) Shared Voting Power: 4,832,740
                 (9) Sole Dispositive Power:
                 766,000

                 (10) Shared Dispositive Power: 4,832,740

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 766,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions):   [  ]

13) Percent of Class Represented by Amount in Row (11): 5.5%

14) Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 38154N 10 3

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Goldtech Mining Corporation, a Washington corporation (Employer Identification Number 13-3250816).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3) SEC Use Only

4) Source of Funds (See Instructions): OO.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):   [  ]

6) Citizenship or Place of Organization: Washington

Number of        (7) Sole Voting Power: 63,500
Shares
Beneficially
Owned by Each
Reporting
Person With
                 (8) Shared Voting Power: 4,832,740 (9) Sole Dispositive Power:
                 63,500

                 (10) Shared Dispositive Power: 4,832,740

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 63,500

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
 Instructions):   [  ]

13) Percent of Class Represented by Amount in Row (11): .46%

14) Type of Reporting Person (See Instructions): CO
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 38154N 10 3

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Media Marketing Systems (S.S. or I.R.S. Identification Nos. of person not required).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3) SEC Use Only

4) Source of Funds (See Instructions): OO.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
 or 2(e):   [  ]

6) Citizenship or Place of Organization: Belize

Number of        (7) Sole Voting Power: 225,000
Shares
Beneficially
Owned by Each
Reporting
Person With
                 (8) Shared Voting Power: 4,832,740 (9) Sole Dispositive Power:
                 225,000

                 (10) Shared Dispositive Power: 4,832,740

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 225,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions):   [  ]

13) Percent of Class Represented by Amount in Row (11): 1.6%

14) Type of Reporting Person (See Instructions): OO
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 38154N 10 3

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): PRKA Investments (S.S. or I.R.S. Identification Nos. of person not required).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3) SEC Use Only

4) Source of Funds (See Instructions): OO.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
 2(d) or 2(e):   [  ]

6) Citizenship or Place of Organization: Belize

Number of        (7) Sole Voting Power: 250,000
Shares

Beneficially
Owned by Each
Reporting
Person With
                 (8) Shared Voting Power: 4,832,740 (9) Sole Dispositive Power:
                 250,000 (10) Shared Dispositive Power: 4,832,740

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 225,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
 Instructions):   [  ]

13) Percent of Class Represented by Amount in Row (11): 1.8%

14) Type of Reporting Person (See Instructions): OO
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 38154N 10 3

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Aeromart Trade Systems (S.S. or I.R.S. Identification Nos. of person not required).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3) SEC Use Only

4) Source of Funds (See Instructions): OO.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
 2(d) or 2(e):   [  ]

6) Citizenship or Place of Organization: Belize

Number of        (7) Sole Voting Power: 375,000
Shares
Beneficially
Owned by Each
Reporting
Person With
                 (8) Shared Voting Power: 4,832,740 (9) Sole Dispositive Power:
                 375,000

                 (10) Shared Dispositive Power: 4,832,740

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 375,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions):   [  ]

13) Percent of Class Represented by Amount in Row (11): 2.7%

14) Type of Reporting Person (See Instructions): OO
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 38154N 10 3

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Grand Rainier Investments (S.S. or I.R.S. Identification Nos. of person not required).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3) SEC Use Only

4) Source of Funds (See Instructions): OO.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):   [  ]

6) Citizenship or Place of Organization: Belize

Number of        (7) Sole Voting Power: 255,000
Shares
Beneficially
Owned by Each
Reporting
Person With
                 (8) Shared Voting Power: 4,832,740 (9) Sole Dispositive Power:
                 255,000

                 (10) Shared Dispositive Power: 4,832,740

11) Aggregate Amount Beneficially Owned by Each Reporting Person: see Appendix I

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):   [  ]

13) Percent of Class Represented by Amount in Row (11): 1.8%

14) Type of Reporting Person (See Instructions): OO
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 38154N 10 3

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Kyber Resources (S.S. or I.R.S. Identification Nos. of person not required).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3) SEC Use Only

4) Source of Funds (See Instructions): OO.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
 2(d) or 2(e):   [  ]

6) Citizenship or Place of Organization: Belize

Number of        (7) Sole Voting Power: 375,000
Shares
Beneficially
Owned by Each
Reporting
Person With
                 (8) Shared Voting Power: 4,832,740 (9) Sole Dispositive Power:
                 375,000

                 (10) Shared Dispositive Power: 4,832,740

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 375,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):   [  ]

13) Percent of Class Represented by Amount in Row (11): 2.7%

14) Type of Reporting Person (See Instructions): OO
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 38154N 10 3

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Media Spark Technologies (S.S. or I.R.S. Identification Nos. of person not required).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3) SEC Use Only

4) Source of Funds (See Instructions): OO.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2
(d) or 2(e):   [  ]

6) Citizenship or Place of Organization: Belize

Number of        (7) Sole Voting Power: 375,000
Shares
Beneficially
Owned by Each
Reporting
Person With
                 (8) Shared Voting Power: 4,832,740 (9) Sole Dispositive Power:
                 375,000

                 (10) Shared Dispositive Power: 4,832,740

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 375,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions):   [  ]

13) Percent of Class Represented by Amount in Row (11): 2.7%

14) Type of Reporting Person (See Instructions): OO
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 38154N 10 3

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Mount Access Technologies (S.S. or I.R.S. Identification Nos. of person not required).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3) SEC Use Only

4) Source of Funds (See Instructions): OO.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
 or 2(e):   [  ]

6) Citizenship or Place of Organization: Belize

Number of        (7) Sole Voting Power: 375,000
Shares
Beneficially
Owned by Each
Reporting
Person With
                 (8) Shared Voting Power: 4,832,740 (9) Sole Dispositive Power:
                 375,000

                 (10) Shared Dispositive Power: 4,832,740

11) Aggregate Amount Beneficially Owned by Each Reporting Person: see Appendix I

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions):   [  ]

13) Percent of Class Represented by Amount in Row (11): 2.7%

14) Type of Reporting Person (See Instructions): OO
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 38154N 10 3

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Plato Agency & Associates (S.S. or I.R.S. Identification Nos. of person not required).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3) SEC Use Only

4) Source of Funds (See Instructions): OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):   [  ]

6) Citizenship or Place of Organization: Belize

Number of        (7) Sole Voting Power: 375,000
Shares
Beneficially
Owned by Each
Reporting
Person With
                 (8) Shared Voting Power: 4,832,740 (9) Sole Dispositive Power:
                 375,000

                 (10) Shared Dispositive Power: 4,832,740

11) Aggregate Amount Beneficially Owned by Each Reporting Person: see Appendix I

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):   [  ]

13) Percent of Class Represented by Amount in Row (11): 2.7%

14) Type of Reporting Person (See Instructions): OO
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 38154N 10 3

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Big Blue & Associates (S.S. or I.R.S. Identification Nos. of person not required).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3) SEC Use Only

4) Source of Funds (See Instructions): OO.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):   [  ]

6) Citizenship or Place of Organization: Belize

Number of        (7) Sole Voting Power: 375,000
Shares
Beneficially
Owned by Each
Reporting
Person With
                 (8) Shared Voting Power: 4,832,740 (9) Sole Dispositive Power:
                 375,000

                 (10) Shared Dispositive Power: 4,832,740

11) Aggregate Amount Beneficially Owned by Each Reporting Person: see Appendix I

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):   [  ]

13) Percent of Class Represented by Amount in Row (11): 2.7%

14) Type of Reporting Person (See Instructions): OO

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 38154N 10 3

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Sue L. Pearce (S.S. or I.R.S. Identification Nos. of person not required).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3) SEC Use Only

4) Source of Funds (See Instructions): OO.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e):   [  ]

6) Citizenship or Place of Organization: United States of America

Number of        (7) Sole Voting Power: 12,900
Shares
Beneficially
Owned by Each
Reporting
Person With
                 (8) Shared Voting Power: 4,832,740 (9) Sole Dispositive Power:
                 12,900

                 (10) Shared Dispositive Power: 4,832,740

11) Aggregate Amount Beneficially Owned by Each Reporting Person: see Appendix I

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):   [  ]

13) Percent of Class Represented by Amount in Row (11): 0.09%

14) Type of Reporting Person (See Instructions): OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 38154N 10 3

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Joseph S. Vizzard (S.S. or I.R.S. Identification Nos. of person not required).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3) SEC Use Only

4) Source of Funds (See Instructions): OO.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
 2(d) or 2(e):   [  ]

6) Citizenship or Place of Organization: United States of America

Number of        (7) Sole Voting Power: 40,600
Shares
Beneficially
Owned by Each
Reporting
Person With
                 (8) Shared Voting Power: 4,832,740 (9) Sole Dispositive Power:
                 40,600

                 (10) Shared Dispositive Power: 4,832,740

11) Aggregate Amount Beneficially Owned by Each Reporting Person: see Appendix I

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
 (See Instructions):   [  ]

13) Percent of Class Represented by Amount in Row (11): 0.3%

14) Type of Reporting Person (See Instructions): OO

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

CUSIP No. 38154N 10 3

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): James Stewart (S.S. or I.R.S. Identification Nos. of person not required).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3) SEC Use Only

4) Source of Funds (See Instructions): OO.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
 2(d) or 2(e):   [  ]

6) Citizenship or Place of Organization: United States of America

Number of        (7) Sole Voting Power: 14,650
Shares
Beneficially
Owned by Each
Reporting
Person With
                 (8) Shared Voting Power: 4,832,740 (9) Sole Dispositive Power:
                 14,650

                 (10) Shared Dispositive Power: 4,832,740

11) Aggregate Amount Beneficially Owned by Each Reporting Person: see Appendix I

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):   [  ]

13) Percent of Class Represented by Amount in Row (11): 0.1%

14) Type of Reporting Person (See Instructions): OO

--------------------------------------------------------------------------------

ITEM 1.        SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Common Stock"), of Goldtech Mining Corp., a Nevada corporation ("Goldtech"), with its principal executive offices located at 4904 Waters Edge Drive, Suite 160, Raleigh, North Carolina 27606.

ITEM 2.        IDENTITY AND BACKGROUND.


            (a) This Statement is being filed by the Goldtech Mining Corporation Shareholders Protective Committee (the "Reporting Person").

            (b) The Reporting Person has an address of Box 377, Colbert, Washington 99005.

            (c) None.

            (d) None.

            (e) None.

            (f) United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4.        PURPOSE OF TRANSACTION.

This Schedule 13D is being filed as the result of the formation of the Goldtech Mining Corporation Shareholder Protective Committee (the "Shareholders Committee"), which began forming about September 16, 2004.

The Shareholders Committee has called for a special meeting of the stockholders of Goldtech to vote with respect to (i) removing four of the five current members of the Company's Board of Directors, and (ii) electing five new directors to serve as members of the Board of Directors until the next annual meeting of shareholders or until the election and qualification of each of their successors.

In the aggregate, the members of the Shareholders Committee hold approximately 34.9% of the issued and outstanding shares of common stock of Goldtech. Each member of the Shareholders Committee disclaim beneficial ownership of shares of common stock of Goldtech held by the other members of the Shareholder Committee and no member of the Shareholders Committee has any right to vote the shares held by any other member of the Shareholder Committee or to control the disposition of shares of other members.

The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share, of Goldtech Mining Corporation, a Nevada corporation, with its principal executive offices located at 4904 Waters Edge Drive, Suite 160, Raleigh, North Carolina 27606.

On September 28, 2004, the Shareholders Committee filed a preliminary proxy statement on Schedule 14A, soliciting proxies from stockholders of Goldtech to be voted at the special meeting of Goldtech Mining Corporation to be held in Bellevue, Washington, at 10:00 a.m. (local time) on October 26, 2004, and at any adjournments, postponements, or reschedulings thereof (the "Special Meeting"). At the Special Meeting, a vote will be held on the following proposals: (i) to remove four of the five current members of the Board of Directors of Goldtech, and (ii) elect five new directors to serve as members of the Board of Directors until the next annual meeting of shareholders or until the election and qualification of each of their successors.

Depending upon overall market conditions, other investment opportunities, and the availability of shares of common stock of Goldtech at desirable prices, the Shareholders Committee, or any member thereof, may endeavor to increase their respective ownership interest in securities of Goldtech in the Issuer through, among other things, the purchase of shares of common stock of Goldtech in open market or private transactions, on such terms and at such times as the Shareholders Committee, or any member thereof, deems advisable.

The Shareholders Committee may, from time to time, evaluate various other alternatives that it might consider in order to influence the performance of the Goldtech and the activities of its Board of Directors. Depending on various factors, the Shareholders Committee may take such actions as it deems appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Goldtech, communicating with other stockholders, seeking alternative board representation, making proposals to the Goldtech concerning the capitalization and operations of the Issuer, purchasing additional shares of common stock of Goldtech or selling some or all of their shares of common stock or to change its intention with respect to any and all matters referred to in this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of the date hereof the Shareholders Committee, is the record and beneficial owner of 4,832,740 shares of common stock of Goldtech. This number represents approximately 34.9% of the issued and outstanding shares of Common Stock, based on 13,895,991 shares issued and outstanding as of September 14, 2004.

            (b) The Shareholders Committee has the sole power to vote or to direct the vote of the zero (0) shares of Common Stock held by it and has the sole power to dispose or to direct the disposition of zero (0) shares of Common Stock held by it.

(c) Transactions during the past 60 days: None.

            (d) Not applicable.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Each of the members of the Shareholders Committee has an agreement, arrangement or understanding to vote (i) to remove Tracey Kroeker and Ralph Jordan as directors of Goldtech, and (ii) elect Keith Robertson, Michael Magruder, James Stewart and Joseph Vizzard as directors of Goldtech. Additionally, the each member of the Committee has consented to call a special meeting of the stockholders of Goldtech (as described in Item 4 hereof) to take the foregoing action.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Item                   Description

Exhibit A              Current list of members who compose the Goldtech Mining
                       Corp. Shareholders Protective Committee

Exhibit B              Form of Consent

Exhibit C              Form of Amended Consent

Exhibit D              Press Release Issued by the Shareholder Committee on
                       September 22, 2004
                       (incorporated by reference to Goldtech Mining Corporation
                       Schedule 14A for soliciting materials and previously
                       filed by the Shareholders Committee on September 24,
                       2004)

Exhibit E              Preliminary Proxy Statement of Goldtech Mining
                       Corporation Schedule 14A (previously filed by the
                       Shareholders Committee on September 27, 2004)

Exhibit F              First Press Release Issued by the Shareholder Committee
                       on September 28, 2004
                       (incorporated by reference to Goldtech Mining Corporation
                       Schedule 14A for soliciting materials and previously
                       filed by the Shareholders Committee on September 28,
                       2004)

Exhibit G              Second Press Release Issued by the Shareholder Committee
                       on September 28, 2004
                       (incorporated by reference to Goldtech Mining Corporation
                       Schedule 14A for soliciting materials and previously
                       filed by the Shareholders Committee on September 28,
                       2004)

Exhibit H              Press Release Issued by the Shareholder Committee on
                       September 29, 2004
                       (incorporated by reference to Goldtech Mining Corporation
                       Schedule 14A for soliciting materials and previously
                       filed by the Shareholders Committee on September 29,
                       2004)

Exhibit I              Press Release Issued by the Shareholder Committee on
                       October 1, 2004
                       (incorporated by reference to Goldtech Mining Corporation
                       Schedule 14A for soliciting materials and previously filed by the Shareholders Committee on October 1, 2004)

Exhibit J              Press Released Issued by the Shareholder Committee on
                       October 19, 2004
                       (incorporated by reference to Goldtech Mining Corporation schedule 14A for soliciting materials and previously filed by the Shareholders Committee on October 19, 2004)

Exhibit K              Press Released Issued by the Shareholder Committee on
                       November 12, 2004 (incorporated by
                       reference to Goldtech Mining Corporation schedule 14A for soliciting materials and previously filed by the Shareholders Committee on November 12, 2004)

Exhibit L              Press Released Issued by the Shareholder Committee on
                       January 14, 2005
                       (incorporated by reference to Goldtech Mining Corporation schedule 14A for soliciting materials and previously filed by the Shareholders Committee on January 14, 2005)

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:    October 1, 2004

GOLDTECH MINING CORPORATION
SHAREHOLDERS PROTECTIVE COMMITTEE




By:
        Keith Robertson
        Chairman of Goldtech Mining Corporation
        Shareholder Protective Committee




By:  _________________________________
        Tolan Furusho
        Authorized Representative of each member of
        Goldtech Mining Corporation
         Shareholder Protective Committee

Exhibit A

----------------------------------------------------------------------------
                                               No. Shares         Percentage of
                                             Beneficially Held       Issued and
Name of Stockholder                                                 Outstanding*

---------------------------------------------------------------------------- ---
--------------------------------------------------------------------------------
Joe Cunningham                                                300,000      2.2%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Upinder & Praveen Dhinsa                                       25,000       .2%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Tolan Furusho                                                 150,000      1.1%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Richard Granieri                                              175,000      1.3%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
George Manos                                                  100,000       .7%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Henry Martens                                                 125,000       .9%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Peter Matsousek                                                30,000       .2%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
C3 Consultants **                                              50,090       .4%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Morgan Stewart                                                766,000      5.5%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Goldtech Mining Corporation,
a Washington corporation                                       63,500      0.5%
c/o Tolan Furusho (EIN 13-3250816)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Media Marketing Systems                                       225,000      1.6%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PRKA Investments                                              250,000      1.8%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Aeromart Trade Systems                                        375,000      2.7%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Grand Rainier Investments                                     255,000      1.8%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Kyber Resources                                               375,000      2.7%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Media Spark Technologies                                      375,000      2.7%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Mount Access Technologies                                     375,000      2.7%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Plato Agency & Associates                                     375,000      2.7%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Big Blue & Associates                                         375,000      2.7%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Sue L. Pearce                                                  12,900      0.1%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Joseph S. Vizzard                                              40,600      0.3%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
James Stewart                                                  14,650      0.1%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
TOTAL                                                       4,832,740     34.9%
--------------------------------------------------------------------------------


* Based on 13,895,991 shares of common stock of Goldtech Mining Corp. issued and outstanding.

** Beneficial held by Keith Robertson, Chairman of the Shareholders Committee.

                                    Exhibit B

                                     CONSENT

         The undersigned stockholder of Goldtech Mining Corporation, a Nevada corporation (the "Company"), hereby consents to (i) being part of a group of not less than 30% of the stockholders (the "Group") of the Company, for the limited purpose of the Group calling a special meeting of the stockholders of the Company, in about mid-October 2004, to nominate and elect Tolan Furusho, Michael Magruder and Keith Robertson, as directors of the Company, (ii) Mr. Robertson representing the Group for the limited purpose of retaining and communicating with The Otto Law Group, PLLC ("OLG"), 900 fourth Avenue, Ste. 3140, Seattle, Washington 98164, telephone (206) 262-9545, as legal counsel to the Group, and
(iii) Mr. Furusho coordinating and effecting any filings of the Group, as may be required by law, with the U.S. Securities and Exchange Commission.


________________________________________ (sign name)

________________________________________ (print name)

Date:  September ___, 2004

Address:

------------------------------------

------------------------------------

------------------------------------

Telephone Number:  _______________________

Email Address:  _______________________

                                    Exhibit C

                                 AMENDED CONSENT

         The undersigned stockholder of Goldtech Mining Corporation, a Nevada corporation (the "Company"), hereby consents to (i) being part of the Goldtech Mining Corporation Shareholder Protective Committee (the "Committee"), a group consisting of not less than 30% of the stockholders of the Company, for the limited purpose of the Committee calling a special meeting of the stockholders of the Company in late October 2004 or early November 2004 to remove as directors of the Company Tracy Kroeker, Ralph Jordan, Jack Laskin and Nancy Egan and elect Michael Magruder, James Stewart, Sue Pearce, Joseph Vizzard and Keith Robertson as directors of the Company, (ii) Mr. Robertson representing the Committee for the limited purpose of retaining and communicating with The Otto Law Group, PLLC ("OLG"), 900 fourth Avenue, Ste. 3140, Seattle, Washington 98164, telephone (206) 262-9545, as legal counsel to the Committee, and (iii) Tolan Furusho coordinating and effecting any filings of the Committee, as may be required by law, with the U.S. Securities and Exchange Commission and the United States District Court for the Western District of Washington.


________________________________________ (sign name)

________________________________________ (print name)

Date:  September ___, 2004

Address:

------------------------------------

------------------------------------

------------------------------------

Telephone Number:  _______________________

Email Address:  _______________________